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February 28, 2007
BY EDGAR
Perry Hindin
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc.
Amendment No. 7 to Registration Statement on Form F-1;
File No. 333-137044
Dear Mr. Hindin:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we hereby acknowledge receipt of the comment letter dated February 27, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Amendment No. 7 filed February 23, 2007.
On behalf of Photowatt, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by Photowatt’s response.

ABU DHABI       |       BEIJING       |       BRUSSELS      |       DÜSSELDORF      |       FRANKFURT      |      HONG KONG       |      LONDON       |       MANNHEIM       |       MENLO PARK MUNICH | NEW YORK | PARIS      |       ROME      |      SAN FRANCISCO       | SÃO PAULO       | SINGAPORE      |      TOKYO       |       TORONTO      |      WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

Key Partnerships, page 77
1.	We note your response to prior comment 9. Please disclose the substantive portions of that response in your prospectus. We note, in particular, the steps that will have to be accomplished before you enter into a definitive joint venture with the named agencies, as described in the fourth sentence of your response to prior comment 9, and that no material terms of the potential joint venture have been decided to date.
Response: The disclosure has been revised on page 77 in response to this comment.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,
/s/ Christopher J. Cummings
Christopher J. Cummings
Attachment

cc:	Silvano Ghirardi, Photowatt Technologies Inc.
David L. Adams, Photowatt Technologies Inc.
Timothy A.G. Andison, Shearman & Sterling LLP

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